                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 24, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LESLIE B. DANIELS
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           35,155
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          9,127,000
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         35,155
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           9,127,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,162,155
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Partners & Company II, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           2,780,785
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          6,344,215
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         2,780,785
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           6,344,215
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,125,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Capital Partners & Company II, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           5,649,293
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          3,475,707
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         5,649,293
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           3,475,707
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,125,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   786444109
          -----------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Capital Partners & Company II-C, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           694,922
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          8,430,078
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         694,922
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           8,430,078
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,125,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               26.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2.           IDENTITY AND BACKGROUND.

         This report is filed by Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, an Ontario limited partnership ("Partners"), CAI Capital Partners & Company II, Limited Partnership, an Ontario limited partnership ("Capital Partners") and CAI Capital Partners & Company II-C, Limited Partnership, an Ontario limited partnership ("CP II-C"). Leslie B. Daniels is a principal of Partners and Capital Partners, and CP II-C is associated with Partners and Capital Partners. On March 1, 2000, SafeGuard Health Enterprises, Inc. (the "Issuer") entered into a Term Sheet Agreement, dated March 1, 2000 (the "Term Sheet Agreement") with Partners, Capital Partners, Jack R. Anderson ("Anderson"), Silicon Valley Bank ("Bank"), John Hancock Mutual Life Insurance Company and the other holders of the 7.91% Senior Notes of the Issuer due September 30, 2005 (collectively, "Hancock"), and Steven J. Baileys, D.D.S. ("Baileys") (Partners, Capital Partners, CP II-C, Anderson and Baileys being collectively referred to herein as the "Investors") relating to the lending of funds by the Investors to the Issuer and the subsequent conversion of such loans and other loans to the Company into Convertible Preferred Stock and Convertible Notes of the Issuer. On July 24, 2000, Bank agreed to sell the indebtedness of the Issuer owed to Bank, subject to the terms of the Term Sheet Agreement, to the Investors and certain other parties pursuant to a Loan Document Purchase and Assignment Agreement dated June 30, 2000 (the "Bank Debt Agreement").

         This report is filed because of the voting securities of the Issuer that certain Investors have a right to acquire pursuant to the Term Sheet Agreement and Bank Debt Agreement as set forth below in this report. Closing under the Term Sheet Agreement and Bank Debt Agreement is subject to the receipt of the required regulatory approvals from the insurance departments of various states in which the Issuer does business. This report is filed at this time because such approvals may be obtained within the next 60 days. However, it is anticipated that such approvals will not likely be obtained in such time frame and will require a longer period of time. In addition, the closing under the Term Sheet Agreement and Bank Debt Agreement is subject to other conditions which could also delay the closing.

         (a) Name of Reporting Person -- Leslie B. Daniels

             (b)  Business Address --
                  767 Fifth Avenue, 5th Floor
                  New York, NY 10153

             (c)  Principal occupation --
                  Principal with CAI Managers & Co., L. P., an investment manager, with offices located at 767 Fifth Avenue, 5th Floor, New York, NY 10153.

             (d)  Criminal Convictions -- none

             (e) Injunctions with respect to federal or state securities laws -- none

             (f)  Citizenship -- U.S.A.

         (a) Name of Reporting Person -- CAI Partners & Company II, Limited Partnership ("Partners")

             (b)  Business Address --
                  767 Fifth Avenue, 5th Floor
                  New York, NY 10153

             (c)  Principal Business -- Private Investment Fund

             (d)  Criminal Convictions -- None

             (e) Injunctions with respect to federal or state securities laws -- none

             (f)  Place of Organization -- Ontario limited partnership

                  Partners is an Ontario limited partnership. The sole general partner of Partners is CAI Partners GP & Co., L.P., an Ontario limited partnership (the "Partners General Partner"). The Partners General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The Partners General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

         (a) Name of Reporting Person -- CAI Capital Partners & Company II, Limited Partnership ("Capital Partners")

             (b)  Business Address --
                  767  Fifth Avenue, Fifth Floor
                  New York, NY 10153

             (c)  Principal Business -- Private Investment Fund

             (d)  Criminal Convictions -- None

             (e) Injunctions with respect to federal or state securities laws -- none

             (f)  Place of Organization -- Ontario limited partnership

                  Capital Partners is an Ontario limited partnership. The sole general partner of Capital Partners is CAI Capital Partners GP & Co., L.P., an Ontario limited partnership (the "Capital Partners General Partner"). The Capital Partners General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The Capital Partners General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

         (a) Name of Reporting Person -- CAI Capital Partners & Company II-C, Limited Partnership ("CP II-C")

             (b)  Business Address --
                  767 Fifth Avenue, Fifth Floor
                  New York, NY 10153

             (c)  Principal Business -- Private Investment Fund

             (d)  Criminal Convictions -- None

             (e) Injunctions with respect to federal or state securities laws -- none

             (f)  Place of Organization -- Ontario limited partnership

                  CP II-C is an Ontario limited partnership. The sole general partner of CP II-C is CAI Capital Partners GP II-C, Inc., a Canadian corporation (the "CP II-C General Partner"). The CP II-C General Partner is controlled by David M. Culver and Mark
                  P. Culver.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This report covers shares of Common Stock of the Issuer (a) beneficially owned by Leslie B. Daniels, (b) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Partners, (c) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Capital Partners, and (d) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by CP II-C through assignment of certain rights of Partners and Capital Partners under the Agreement to CP II-C. See Item 5 below for a complete description of the ownership of the shares currently held and to be acquired by such parties. The funds used to acquire the shares currently owned by Leslie B. Daniels were personal funds. The funds to be used to acquire the convertible preferred stock and convertible notes to be acquired by Partners, Capital Partners and CP II-C (rights assigned to CP II-C by Partners and Capital Partners) pursuant to the Agreement are funds held by such entities for investment. Partners, Capital Partners and CP II-C are private investment funds and were not formed specifically for making the investment in the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

         On March 1, 2000, Partners, Capital Partners, Anderson, Bank, Hancock and Baileys entered into a Term Sheet Agreement dated March 1, 2000 (the "Term Sheet Agreement"), with SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Issuer").

         The purpose of the March 1 transaction is an investment by and refinancing of the debt of the Issuer owed to Partners, Capital Partners, CP II-C, Anderson, Baileys, Bank and Hancock. As a result of the consummation of the transactions contemplated by the Term Sheet Agreement, Partners, Capital Partners, CP II-C, Anderson and Baileys loaned the Issuer a collective $8,000,000 (the "Investor Senior Loan") on March 1, 2000, as evidenced by five separate promissory notes dated March 1, 2000. CP II-C received its rights under the Term Sheet Agreement and is participating in the Investor Senior Loan as a result of an assignment from Partners and Capital Partners of a portion of their rights under the Term Sheet Agreement. Reference is made to the Assignment included as an exhibit to this report for a complete description of such assignment. Upon the satisfaction of all conditions precedent in the Term Sheet Agreement, the Investor Senior Loan shall convert into a collective $6.4 million of Convertible Series A Preferred Stock (64,000 shares at $100 per share) and $1.6 million of Series A Convertible Notes. The Series A Convertible Notes will automatically convert into 16,000 shares of Series A Preferred Stock ($100 per share) upon the approval by the stockholders of the Issuer of an amendment to its certificate of incorporation increasing the number of authorized shares of the Issuer's Common Stock sufficient for the issuance of the Common Stock upon the conversion of the shares of the Series A Preferred Stock and the Series B, C and D Preferred Stock issuable upon the automatic conversion of the Series A Convertible Notes and the Series B, C and D Convertible Notes. The Series A Preferred Stock will be convertible into 8,000,000 (assuming full conversion of the Series A Convertible Notes into Series A Preferred Stock) shares of Common Stock of the Issuer at a conversion price of $1.00 per share. The Series A Preferred Stock will be convertible upon its issuance.

         The Issuer currently has outstanding indebtedness owed to Hancock and to Bank. As stated above, the Investors and others have agreed to purchase the indebtedness of Bank pursuant to the Bank Debt Agreement. As a result of the consummation of the transactions contemplated by the Term Sheet Agreement and after the satisfaction of all conditions precedent to the Term Sheet Agreement, Hancock will receive $3.2 million of Series B Preferred Stock (32,000 shares at $100 per share) and $800,000 of Series B Convertible Notes of the Issuer and $8.8 million of Series D Preferred Stock (88,000 shares at $100 per share) and $2.2 million of Series D Convertible Notes of the Issuer. As a result of the consummation of the transactions contemplated by the Agreement, the parties which acquired the Bank indebtedness will collectively receive $3.2 million in Series B Preferred Stock (32,000 shares at $100 per share) and $800,000 of Series B Convertible Notes of the Issuer and $2.4 million of Series C Preferred Stock (24,000 shares at $100 per share) and $600,000 of Series C Convertible Notes of the Issuer. The consideration paid by Hancock and Bank for such preferred stock and convertible notes is the cancellation of all indebtedness owed by the Issuer to Hancock and Bank. As described above, the indebtedness owed to Bank will be purchased by the Investors and others pursuant to the Bank Debt Agreement.

         The Series B, C and D Convertible Notes will automatically convert into Series B, C and D Preferred Stock respectively (at $100 per share) upon the approval by the Issuer's shareholders of the amendment to the certificate of incorporation of the Issuer described above. The Series B, C and D Preferred Stock will be convertible into a collective 22,000,000 shares of Common Stock of the Issuer at a conversion price of $1.00 per share. The Series B, C and D Preferred Stock will be convertible upon its issuance.

         In addition, Bank and Hancock agreed to not demand or accept any payment principal or interest or accelerate or take any enforcement action with respect to the Bank loan and Hancock notes until April 30, 2001, and agreed to subordinate the Bank Loan and Hancock Notes to the $8 million Investor Senior Loan.

         The holders of Series A Preferred Stock (Partners, Capital Partners, CP II-C, Anderson and Baileys) voting as a single class will have the right to elect four out of the seven directors of the Issuer's board. The holders of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock voting together as a single class will have the right to elect one director on the board of directors of the Issuer. The holders of Common Stock of the Issuer will have the right to elect the remaining two directors on the board of directors of the Issuer.

         In the event that Partners, Capital Partners, CP II-C (collectively, "CAI") and Anderson at any time sell 50% or more of their respective Investor Senior Loan or their respective Series A Preferred Stock and Series A Convertible Notes, then, with respect to the election of directors, the Series A, B, C and D Preferred Stock will be entitled to vote together as a single class to elect five directors to the board of directors of the Issuer.

         Leslie B. Daniels is one of the principals of Partners and Capital Partners. Mr. Daniels individually will not acquire any voting securities of the Issuer as a result of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement.

         (a) Mr. Daniels does not have any current plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer. As described above, CAI and others have entered into the Bank Debt Agreement with Bank whereby CAI and the others would purchase from Bank the outstanding indebtedness owed to the Bank by the Issuer and all of Bank's rights under the Term Sheet Agreement, including the right to acquire Series B and C Preferred Stock and Convertible Notes described herein, for $5,000,000.

         (b) CAI and Mr. Daniels do not have any current plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) CAI and Mr. Daniels do not have any current plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of six members. Pursuant to the Agreement, at the closing, the board of directors of the Issuer is to consist of seven members, of which four will be individuals designated by the owners of the Investor Senior Loan, the Series A

Preferred Stock and Series A Convertible Notes, as applicable. Partners, Capital Partners and CP II-C control collectively more than a majority of such loan/preferred stock/notes. In addition, Mr. Daniels is currently on the Board of Directors of the Issuer.

         (e) CAI and Mr. Daniels have no current plans or proposals to make any material change in the present capitalization of the Issuer, other than the transactions contemplated by the Term Sheet Agreement, or the dividend policy of the Issuer.

         (f) CAI and Mr. Daniels do not have any current plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) CAI and Mr. Daniels do not have any current plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) CAI and Mr. Daniels do not have any current plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) CAI and Mr. Daniels do not have any current plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) CAI and Mr. Daniels do not have any plans or proposals to take any action similar to any of the items discussed above, except as specifically noted in Items (a) and (d), above.

         Reference is made to the Agreement included as an exhibit to this report for a complete description of the transactions contemplated by the Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This report covers shares of Common Stock of the Issuer (a) beneficially owned by Leslie B. Daniels, (b) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Partners, (c) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Capital Partners, and (d) issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by CP II-C through assignment of rights of Partners and Capital Partners under the Term Sheet Agreement to CP II-C.

         Mr. Daniels is included in this report by virtue of his relationship with Partners and Capital Partners.

         As of April 30, 2000, the Issuer had 4,747,498 shares of Common Stock outstanding. In the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement, assuming full conversion of the Investor Senior Loan and Series A, B, and D Convertible Notes, the Series A, B,

C and D Preferred Stock to be issued will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, after the purchase transaction and assuming the conversion of all such preferred stock to be issued in the purchase transaction, there will be 34,747,498 shares of Common Stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of April 30, 2000).

         The current beneficial ownership of securities of the Issuer by Mr. Daniels consists of a total of 37,155 shares of Common Stock held as follows:
(a) 14,250 shares held directly by Mr. Daniels and 20,905 shares held by a trust of which Mr. Daniels is a trustee, as to which Mr. Daniels has sole voting and dispositive power, and (b) 1,000 shares held by Elizabeth A. Learson, the spouse of Mr. Daniels, and 1,000 shares held by Paul B. Daniels, the brother of Mr. Daniels, as to which Mr. Daniels has shared dispositive power. Such 37,155 shares in the aggregate represent .78% of the shares of common stock of the Issuer currently outstanding and would represent approximately .11% of the shares of common stock of the Issuer outstanding after the consummation of the transactions contemplated by the Agreement, assuming full conversion of the preferred stock to be issued pursuant to the Term Sheet Agreement and Bank Debt Agreement as described above.

         This report reflects a total of 9,162,155 shares beneficially owned by Mr. Daniels which represents (a) the 37,155 shares as to which Mr. Daniels currently has beneficial ownership and (b) the 9,125,000 shares issuable upon full conversion of the preferred stock and notes to be issued to Partners, Capital Partners and CP II-C in the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement as to which Mr. Daniels will have shared voting and dispositive powers. Mr. Daniels is one of the five principals of Partners and Capital Partners, and CP II-C is associated with Partners and Capital Partners, and as such, has shared voting and dispositive power of the shares to be acquired by Partners, Capital Partners and CP II-C.

         Partners does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, Partners would own Series A, B and C Preferred Stock and Series A, B and C Convertible Notes convertible into a collective 2,780,785 shares of Common Stock of the Issuer. Such shares would represent approximately 8.00% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock and notes issuable pursuant to the Term Sheet Agreement and Bank Debt Agreement. This report reflects a total of 9,125,000 shares beneficially owned by Partners which represents the shares issuable upon conversion of all the Series A, B and C Preferred Stock and Series A, B and C Convertible Notes to be issued to Partners, Capital Partners and CP II-C pursuant to the Term Sheet Agreement and Bank Debt Agreement (and assignment of rights to CP II-C).

         Capital Partners does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, Capital Partners would own Series A, B and C Preferred Stock and Series A, B and C Convertible Notes convertible into a collective 5,649,293 shares of Common Stock of the Issuer. Such shares would represent approximately 16.26% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock and notes issuable pursuant to the Term Sheet Agreement and Bank Debt Agreement. This report reflects a total of 9,125,000 shares beneficially owned by Capital Partners which represents the shares issuable upon conversion of all the Series A, B and C Preferred Stock and Series A, B and C Convertible Notes to be issued to Partners, Capital Partners and CP II-C pursuant to the Term Sheet Agreement and Bank Debt Agreement (and assignment of rights to CP II-C).

         CP II-C does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, CP II-C would own Series A, B and C Preferred Stock and Series A, B and C Convertible Notes convertible into a collective 694,922 shares of Common Stock of the Issuer. Such shares would represent approximately 2.00% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock and notes issuable pursuant to the Term Sheet Agreement and Bank Debt Agreement. This report reflects a total of 9,125,000 shares beneficially owned by CP II-C which represents the shares issuable upon conversion of all the Series A, B and C Preferred Stock and Series A, B and C Convertible Notes to be issued to Partners, Capital Partners and CP II-C pursuant to the Term Sheet Agreement and Bank Debt Agreement (and assignment of rights to CP II-C).

         Mr. Daniels, Partners, Capital Partners and CP II-C have not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Term Sheet Agreement and Bank Debt Agreement and the relationship of Mr. Daniels as a principal of Partners and Capital Partners, and CP II-C's association with Partners and Capital Partners, there are no contracts, agreements, understandings or relationships between Mr. Daniels, Partners, Capital Partners and CP II-C except for a Shareholders' Agreement to be executed by the Investors, the parties acquiring the Bank's indebtedness pursuant to the Bank Debt Agreement, Hancock, and the Issuer upon consummation of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement. The Shareholders' Agreement relates to a voting agreement consistent with the terms of the Term Sheet Agreement and certain drag-along rights for Partners, Capital Partners, CP II-C and Anderson.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this report.

1. Written agreement of Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, CAI Capital Partners & Company II, Limited Partnership and CAI Capital Partners & Company II-C, Limited Partnership with respect to the joint filing of this report.

2. Term Sheet Agreement dated March 1, 2000, by and among the Issuer, the Investors, Bank and Hancock.

3. Assignment dated as of March 1, 2000, among Partners, Capital Partners and CP II-C.

4. Loan Document Purchase and Assignment Agreement dated as of June 30, 2000 among Bank, the Investors and Others.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date            July 31, 2000              /s/ Leslie B. Daniels
         -----------------------------     -------------------------------------
                                           Signature

                                           Leslie B. Daniels
                                           -------------------------------------
                                           Name/Title

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
1.       Written agreement of Leslie B. Daniels, CAI Partners & Company II,
         Limited Partnership, CAI Capital Partners & Company II, Limited
         Partnership and CAI Capital Partners & Company II-C, Limited
         Partnership with respect to the joint filing of this report.

2.       Term Sheet Agreement dated March 1, 2000, by and among the Issuer, the
         Investors, Bank and Hancock.

3. Assignment dated as of March 1, 2000, among Partners, Capital Partners and CP II-C.

4.       Loan Document Purchase and Assignment Agreement dated as of June 30,
         2000 among Bank, the Investors and Others.